SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

(Amendment No. 2)

TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

Speedway Motorsports, Inc.

(Name of the Issuer)

Speedway Motorsports, Inc.

(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

847788106

(CUSIP Number of Class of Securities)

J. Cary Tharrington IV Senior Vice President and General Counsel Speedway Motorsports, Inc. 5555 Concord Parkway South Concord, NC 28027 (704) 455-3239

With a copy to:

Richard W. Viola

Rakesh Gopalan

McGuireWoods LLP

201 North Tryon Street

Suite 3000

Charlotte, NC 28202-2146

(704) 343-2000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$341,461,670	$41,386

*

Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation was calculated by adding (i) the product of (A) 17,153,902, which is the difference between 40,853,902, the number of shares of common stock, par value $0.01 per Share (“Shares”), of Speedway Motorsports, Inc. (the “Company”) outstanding, and 23,700,000, the number of Shares owned by Sonic Financial Corporation and its wholly owned subsidiaries, and (B) $19.75, which is the per Share tender offer price, (ii) the product of (A) 40,500, which is the number of Shares issuable upon the exercise of stock options of the Company outstanding with an exercise price per Share less than the per Share tender offer price, and (B) $3.92, which is the difference between the $19.75 per Share tender offer price and $15.83, the average weighted exercise price of all such options, and (iii) the product of (A) 127,258, which is the number of Shares issuable upon settlement of restricted stock units of the Company outstanding, and (B) $19.75, which is the per Share tender offer price. The calculation of the filing fee is based on information provided by the Company as of August 9, 2019.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Exchange Act, by multiplying the Transaction Valuation by 0.0001212.

☒

Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $41,386	Filing Party: Sonic Financial Corporation

Form or Registration No.: Schedule TO	Date Filed: August 16, 2019

INTRODUCTION

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended or supplemented from time to time, the “Statement”) filed on August 16, 2019 with the Securities and Exchange Commission (the “SEC”) by Speedway Motorsports, Inc., a Delaware corporation (the “Company”), the issuer of the common stock that is the subject of the Rule 13e-3 transaction described below.

This Amendment No. 2 relates to the cash tender offer by Speedco, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Sonic Financial Corporation, a North Carolina corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of the Company at a price per Share equal to $19.75, net to the holder of such Shares in cash, without interest, and subject to any withholding of taxes required by applicable law (the “Offer”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 23, 2019 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among the Company, Parent, and Purchaser. The Merger Agreement provides, among other things, that as soon as practicable after consummation of the Offer and subject to the satisfaction or waiver of the terms and conditions of the Merger Agreement, Purchaser will merge with and into the Company pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent. The terms of the Offer, and the conditions to which it is subject, are set forth in the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO by Purchaser and Parent on August 16, 2019 (as amended or supplemented from time to time, the “Schedule TO”), which contains as an exhibit an Offer to Purchase dated August 16, 2019 (the “Offer to Purchase”) (the Offer to Purchase and the related Letter of Transmittal, as each of them may be amended or supplemented from time to time, contain the terms of the Offer). In response to the Offer, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 on August 16, 2019 (as amended or supplemented from time to time, the “Schedule 14D-9”).

The information in the Statement is incorporated into this Amendment No. 2 by reference to all of the applicable items in the Statement, except that such information is hereby amended and supplemented to the extent provided in this Amendment No. 2. All information contained in this Schedule 13E-3 concerning the Company, Parent and Purchaser has been provided by such person and not by any other person. All capitalized terms used in this Schedule 13E-3 without definition have the meanings ascribed to them in the Schedule 14D-9.

The information contained in the Schedule 14D-9 as amended by the Solicitation/Recommendation Statement (Amendment No. 3) on Schedule 14D-9 filed by the Company with the SEC on September 17, 2019, a copy of which is filed as Exhibit (a)(2)(G) hereto, and the information contained in the Schedule TO as amended by the Tender Offer Statement (Amendment No. 3) on Schedule TO filed by Parent, Purchaser, O. Bruton Smith, Marcus G. Smith, B. Scott Smith, David Bruton Smith and OBS Holdings, LLC on September 17, 2019, a copy of which is filed as Exhibit (a)(1)(I) hereto, are incorporated herein by reference, and amend, supplement and restate, as the case may be, the Statement.

ITEM 15. OTHER INFORMATION

Item 15 is hereby amended and supplemented to include the following as a new paragraph at the end of “(c) Other Material Information”:

“Final Results of the Offer and Completion of the Merger.

The Offer and withdrawal rights expired one minute past 11:59 p.m., New York City time, on September 16, 2019 (the “Expiration Time”). American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), has advised Parent and Purchaser that, as of immediately prior to the Expiration Time, a total of 7,414,631 Shares had been validly tendered (and not validly withdrawn) pursuant to the Offer, representing approximately 64.8% of the 11,434,595 outstanding Shares owned by the Public Stockholders. In addition, Notices of Guaranteed Delivery have been delivered for 3,524,141 Shares, representing approximately 30.8% of the outstanding Shares owned by the Public Stockholders.

The number of Shares that had been validly tendered (and not validly withdrawn) pursuant to the Offer (excluding Shares tendered pursuant to Notices of Guaranteed Delivery for which certificates or confirmations of book-entry transfer had not yet been received by the Depositary) immediately prior to the Expiration Time satisfied the Minimum Offer Condition, all other conditions to the Offer were satisfied or waived. Promptly after the Expiration Time, Purchaser accepted for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer.

Parent has advised the Company that it intends to cause Purchaser to consummate the Merger as soon as practicable (and, in any event, no later than September 18, 2019), in accordance with the terms of the Merger Agreement. At the Merger Effective Time, each outstanding Share (other than Shares held by the Company, any of its subsidiaries, Parent, Purchaser or any other wholly owned subsidiary of Parent, or by any stockholders who have properly exercised their appraisal rights under Section 262 of the Delaware General Corporation Law) will be converted into the right to receive the Offer Price of $19.75 in cash, without interest and less any required withholding taxes. Instructions outlining the steps required to be taken to obtain the Merger Consideration will be mailed to stockholders of the Company who did not tender their Shares in the Offer.

Following consummation of the Merger, Parent intends to cause all Shares to be delisted from NYSE and deregistered under the Exchange Act.

On September 17, 2019, Parent issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached hereto as Exhibit (a)(2)(H) and is incorporated herein by reference.”

ITEM 16.     EXHIBITS.

Item 16 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(1)(H)

Tender Offer Statement (Amendment No. 2) on Schedule TO (incorporated by reference to the Schedule TO filed by Parent, Purchaser, O. Bruton Smith, Marcus G. Smith, B. Scott Smith, David Bruton Smith and OBS Holdings, LLC on September 10, 2019).

(a)(1)(I)

Tender Offer Statement (Amendment No. 3) on Schedule TO (incorporated by reference to the Schedule TO filed by Parent, Purchaser, O. Bruton Smith, Marcus G. Smith, B. Scott Smith, David Bruton Smith and OBS Holdings, LLC on September 17, 2019).

(a)(2)(F)

Solicitation/Recommendation Statement (Amendment No. 2) on Schedule 14D-9 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on September 10, 2019).

(a)(2)(G)

Solicitation/Recommendation Statement (Amendment No. 3) on Schedule 14D-9 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on September 17, 2019).

(a)(2)(H)

Press Release issued by Parent on September 17, 2019 (incorporated by reference to the Schedule TO filed by Parent, Purchaser, O. Bruton Smith, Marcus G. Smith, B. Scott Smith, David Bruton Smith and OBS Holdings, LLC on September 17, 2019).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 17, 2019

SPEEDWAY MOTORSPORTS, INC.

By:	/s/ Michael D. Burch
Name:	Michael D. Burch
Title:	Senior Vice President and Chief Strategy Officer